FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2007
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated November 8, 2007, regarding the reaching of an agreement with Monte dei Paschi di Siena for the sale of Banca Antonveneta for €9,000 million.

2
Material Fact, dated November 8, 2007, regarding the decision not to carry out a share capital increase that was contemplated in order to finance the acquisition of the businesses of ABN Amro allocated to Banco Santander.

Item 1
MATERIAL FACT ANNOUNCEMENT
Banco Santander announces that it has reached an agreement with Monte dei Paschi di Siena for the sale of Banca Antonveneta for a total consideration of €9,000 million. The transaction is subject to the approval of the relevant authorities.
Banca Antonveneta is one of the businesses of ABN Amro allocated to Banco Santander. Banco Santander, together with Royal Bank of Scotland and Fortis has been a member of the consortium that launched the recently completed tender offer for ABN Amro.
Interbanca, the division of corporate banking of Banca Antonveneta is not included in the sale.
Boadilla del Monte (Madrid), November 8, 2007

Item 2
MATERIAL FACT ANNOUNCEMENT
As a consequence of the sale of Banca Antonveneta announced as a material fact today, Banco Santander will not carry out the share capital increase which, up to an amount of €4,000 million, was contemplated in order to finance the acquisition of the businesses of ABN Amro allocated to Banco Santander.
Boadilla del Monte (Madrid), November 8, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 8, 2007	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President